UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of	July 2006

Commission File Number	1-32368

QUEENSTAKE RESOURCES LTD.

999 18th Street, Suite 2940, Denver, CO 80202

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F ☐   Form 40 F ☒

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEENSTAKE RESOURCES LTD.
(Registrant)

Date:	July 12, 2006	By	“Dorian L. Nicol” (signed)
(Signature)

Dorian L. Nicol, President & CEO

Exhibits

Exhibit 99.1	Certificate of Continuation

Exhibit 99.2	Notice of Articles

Exhibit 99.3	Articles of the Registrant

The Registrant was continued into the Province of British Columbia from the Yukon Territory effective July 10, 2006.  The following documents as filed with the British Columbia Registrar of Companies on July 10, 2006 in connection with the continuation are included herewith:  Certificate of Continuation, Notice of Articles and the Articles of the Registrant.